SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR JULY 1, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



                  Indicate by check mark whether the registrant
                        files or will file annual reports
                       under cover Form 20-F or Form 40-F.

                  Form 20-F   X                 Form 40-F
                            -----                         -----


                Indicate by check mark whether the registrant by
               furnishing the information contained in this Form
                   is also thereby furnishing the information
                  to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                  Yes                           No   X
                      -----                        -----


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index



        Exhibit No.                     Description
        -----------                     -----------

        99.1                            Press Release Dated June 18, 2003

        99.2                            Press Release Dated June 19, 2003

        99.3                            Press Release Dated June 20, 2003

        99.4                            Press Release Dated June 23, 2003

        99.5                            Press Release Dated June 27, 2003

                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 1, 2003

                                  ALLIED DOMECQ PLC


                                  By:  /s/  Charles Brown
                                       -----------------------------------------
                                       Name:  Charles Brown
                                       Title: Director of Secretariat & Deputy
                                              Company Secretary